UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

Willbros Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

969203108

(CUSIP Number)

Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis Friese LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 969203108

1.	Names of Reporting Persons. Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 3,132,566
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 3,132,566

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,132,566

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions)

OO, IA

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CUSIP No. 969203108

1.	Names of Reporting Persons. Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 3,132,566
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 3,132,566

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,132,566

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions)

IN

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CUSIP No. 969203108

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Willbros Group, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 4400 Post Oak Parkway, Suite 1000, Houston, TX, 77027.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Lawndale Capital Management, LLC ("Lawndale" or "LCM");
Andrew E. Shapiro ("Shapiro") (collectively, the "Filers").

Lawndale and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein.

(b)	The business address of the Filers is 591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is the investment adviser. Shapiro is the sole manager of LCM.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Shapiro is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LCM	Funds under Management	$6,902,488.57

Item 4. Purpose of Transaction

The Filers ("Lawndale") have been in contact with Willbros Group’s ("WG", “Willbros” or the “Company”) management and members of Willbros’ Board of Directors regarding concerns relating to the Company’s corporate governance practices and board composition. Beginning in 2015, Lawndale requested implementation of constructive changes that would improve corporate governance, in general, and the accountability of WG’s board, in particular.

In May 2015, Lawndale announced its intent to vote at the June 2015 Annual Meeting for a shareholder proposal recommending that Willbros’ board members be elected annually instead of its present practice of its board members serving classified “staggered” 3-year terms. Additionally, in May 2015, Lawndale called for the separation of a combined Chairman/CEO position into separate Independent Chairman and CEO positions as well as improvements in shareholder/board engagement practices.

Following a majority vote at the June 2015 Annual Meeting in favor of the “de-staggering” shareholder proposal, Willbros board leadership expressed its intent at the Company’s 2016 Annual Meeting to both propose and support an amendment to the Company’s Articles to de-stagger its board and have directors stand for election annually. Subsequently, the board also separated the combined Chair/CEO positions into separate Independent Chairman and CEO positions, appointing Miller Williams as Independent Chairman.

In preparation for the 2016 Annual Meeting, Lawndale’s Managing Member, Andrew Shapiro, had discussions with Mr. Williams to address Lawndale’s continuing concerns with respect to the board composition and corporate governance practices. Additionally, Mr. Shapiro expressed Lawndale’s desire for Willbros’ board to choose, amongst several options, a de-stagger proposal and process that would implement converting all directors to annual election quickly (via resignation and re-appointment) rather than a stretched out (or staggered) de-staggering option. Instead, Willbros’ Governance Committee and board recommended shareholders vote to de-classify the Company’s board in the slowest staggered manner possible with 2016 directors elected to new 3-year terms and succeeding classes of directors subsequently elected to 1-year terms only as they came up for reelection over the next several years.

Despite the inferior and sub-optimal staggered approach to de-classifying Willbros’ board, in light of requirement in Willbros’s Articles for an inordinate super-majority (75%) of total shares outstanding to make any Articles amendment, Lawndale voted at the 2016 Annual Meeting in favor of the inferior de-staggering Amendment. While more than 69% of total shares outstanding voted in favor of the Amendment, the necessary 75% super-majority was not achieved.

Lawndale is concerned that Willbros’ commitment to improved and best practices in corporate governance is inadequate. Despite Willbros’ paying a proxy solicitor to assist with 2016 Annual Meeting matters, the amount of broker non-votes at the 2016 Annual Meeting reported in the Company’s 8-K on the Amendment was more than 50% greater than the broker non-votes on the 2015 shareholder proposal reported in the Company’s 8-K following its 2015 Annual Meeting. Furthermore, Willbros did not issue any press release prior to the 2016 Annual Meeting announcing that proxy advisory firms ISS and Glass Lewis both recommended a vote in favor the de-classifying Amendment.

Lawndale believes that Willbros’ board should resubmit an Articles amendment to de-stagger its board and with a more rapid implementation. Lawndale further believes Willbros’ Articles should be amended to greatly reduce or eliminate the 75% super-majority threshold requirement to amend any of the Company’s Articles. Lawndale further believes Willbros’ Articles should further be amended to enhance its shareholders’ rights, including creating a shareholders’ or group of shareholders’ right to call a Special Meeting or remove a director, among other rights.

In light of the continued weakness of so many of Willbros’ corporate governance practices, Mr. Shapiro has informed Mr. Williams and Corporate Governance Committee Chairman, Jed DiPaolo, that Lawndale will not support the re-election of Mr. DiPaolo at the end of his present 3-year term at the 2017 Annual Meeting should he be nominated for reelection to Willbros’ board. Lawndale has identified highly qualified independent individuals, with, amongst other skills, sincere and substantial expertise in good governance, that it feels would be good additions to Willbros’ board and has submitted the CV of one such prospective director to Mr. Williams for the board’s consideration.

Lawndale believes Willbros’ corporate governance, particularly its present archaic barriers to board accountability, hurts WG’s market valuation and also undesirably insulates its directors from making further necessary improvements in Willbros corporate governance practices.

Lawndale believes the public market value of WG is undervalued by not adequately reflecting the value of Willbros’s business segments and other assets.

While Lawndale acquired the Stock solely for investment purposes, Lawndale has been and may continue to be in contact with Willbros’ management, members of Willbros’ board, other significant shareholders and others regarding alternatives that the Company could employ to maximize shareholder value. Lawndale may from time to time take such actions, as it deems necessary or appropriate to maximize its investment in the Company's shares. Such action(s) may include, but are not limited to, buying or selling the Company's Stock at its discretion, communicating with the Company's shareholders and/or others about actions which may be taken to improve the Company's financial situation or governance policies or practices, as well as such other actions as Lawndale, in its sole discretion, may find appropriate.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since 60 days before date on cover page:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share

LCM	Purchase	7/21/2016	7,559	$2.3593
LCM	Purchase	7/22/2016	900	$2.2989
LCM	Purchase	7/25/2016	9,862	$2.2333
LCM	Purchase	7/25/2016	500	$2.2618
LCM	Purchase	7/26/2016	4,176	$2.2243
LCM	Purchase	7/26/2016	600	$2.2457
LCM	Purchase	7/27/2016	5,284	$2.1914
LCM	Purchase	7/27/2016	900	$2.2053
LCM	Purchase	7/28/2016	10,200	$2.1733
LCM	Purchase	7/28/2016	1,800	$2.1733
LCM	Purchase	7/29/2016	12,338	$2.0740
LCM	Purchase	7/29/2016	2,800	$2.0782
LCM	Purchase	8/1/2016	47,800	$1.9752
LCM	Purchase	8/1/2016	7,600	$1.9752
LCM	Purchase	8/25/2016	3,500	$2.0014
LCM	Purchase	8/31/2016	12,600	$1.9688
LCM	Purchase	8/31/2016	2,400	$1.9688
LCM	Sale	9/6/2016	700	$1.9756

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of its clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2016

LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Managing Member	Andrew E. Shapiro

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CUSIP No. 969203108

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Willbros Group, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: September 9, 2016

LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Managing Member	Andrew E. Shapiro